UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:       September 27, 2003

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SIPEX Corporation

Full Name of Registrant

Former Name if Applicable

233 South Hillview Drive

Address of Principal Executive Office (Street and Number)

Milpitas, California 95035

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     SIPEX Corporation (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarterly period ended September 27, 2003 within 45 days after the end of such period without unreasonable effort or expense. The Registrant is reconsidering the method by which it has accounted for the issuance on June 20, 2003 of a convertible secured promissory note (the “Note”) to Alonim Investments Inc., an affiliate of Future Electronics Inc., the largest distributor of the Registrant’s products. Because the Registrant, together with its independent accountants, did not determine until recently that further review of the method of accounting for the issuance of the Note was required, the review could not be completed in a timely manner without unreasonable effort or expense, and therefore the Registrant is unable to complete the Form 10-Q prior to its filing deadline. The Registrant expects that the review will be completed and the Form 10-Q will be filed on or prior to November 17, 2003.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Phillip A. Kagel	(408) 934-7547

(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes☒ No☐

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Reference is made to the Registrant’s press release dated October 30, 2003 (the “Press Release”) announcing results of operations for the quarter ended September 27, 2003, furnished as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on October 30, 2003. The results of operations set forth in the Press Release do not include any potential adjustments that may arise in connection with the Registrant’s further review of the method of accounting for the issuance of the Note, as described in Part III herein. In addition, the results of operations set forth in the Press Release do not include certain adjustments determined by the Registrant to be required following the issuance of the Press Release. These adjustments (a) reduce net sales, in thousands, from $16,497 to $16,412, (b) increase net loss, in thousands, from $(2,092) to $(2,131) and (c) increase net loss per common share from $(0.07) to $(0.08). The Registrant can provide no assurance that any potential non-cash adjustments to its GAAP results of operations, as historically reported, as a result of its further review of the method of accounting for the issuance of the Notes will not be material.

      The statements herein regarding the nature and duration of the Registrant’s pending review of the method of accounting for the issuance of the Note, the projected date by which the Registrant will complete and file the Form 10-Q, and any other expectations or anticipated events are “forward-looking” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These forward-looking statements are estimates reflecting the best judgment of the senior management of Sipex. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements, including the risk that the Registrant is not able to complete its review and file the Form 10-Q in the time frame anticipated.

SIPEX Corporation.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2003	By /s/ Phillip A. Kagel

Phillip A. Kagel, Senior Vice President, Finance, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.